SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 7, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

THIS REPORT ON A FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-206365) OF NOKIA CORPORATION AND IN THE OUTSTANDING PROSPECTUS CONTAINED IN SUCH REGISTRATION STATEMENT

Enclosures:

Nokia stock exchange release dated December 7, 2015: Change in the composition of the Nokia Group Leadership Team following the completion of the sale of HERE

Change in the composition of the Nokia Group Leadership Team following the completion of the sale of HERE

Nokia Corporation
Stock Exchange Release
December 7, 2015 at 18:00 (CET +1)

Change in the composition of the Nokia Group Leadership Team following the completion of the sale of HERE

Espoo, Finland - Following the completion of the sale of HERE to a consortium of leading automotive companies, Sean Fernback is no longer a member of the Nokia Group Leadership Team, effective December 5, 2015. The current members of the Nokia Group Leadership Team are: Rajeev Suri, President and Chief Executive Officer; Timo Ihamuotila, Executive Vice President and Chief Financial Officer; Samih Elhage, Executive Vice President and Chief Financial and Operating Officer of Nokia Networks; and Ramzi Haidamus, President, Nokia Technologies.

As announced on October 7, Nokia intends to implement changes to its leadership and organizational structure after and subject to the successful closing of the public exchange offer for Alcatel-Lucent securities. The planned transaction is expected to close in the first quarter of 2016.

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our businesses are leaders in their respective fields: Nokia Networks provides broadband infrastructure, software and services; and Nokia Technologies provides advanced technology development and licensing. www.nokia.com

Media Enquiries:

Nokia Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Investor Enquiries:

Nokia Investor Relations
Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

FORWARD-LOOKING STATEMENTS
This stock exchange release contains forward-looking statements, such as statements reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “intend,” “plan” and similar expressions. These forward-looking statements include statements relating to the potential combination with Alcatel Lucent and plans related to changes in leadership and operational structure. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements, including the ability of Nokia to complete its planned combination with Alcatel Lucent.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including Nokia’s filings with the U.S. Securities and Exchange Commission.  Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal